EXHIBIT 99.1

TOP Ships Inc. Announces New 3 Year Time Charter With Clearlake

ATHENS, Greece, Oct. 25, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products, announced today that it has agreed to enter into time charter employment with Clearlake Shipping Pte Ltd for its product/chemical tanker M/T Ecofleet.

The vessel will be employed for a firm period of 36 months plus two additional 12 month periods, at the charterer’s option. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $25 million.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are happy to have concluded a new fixture with a high quality charterer which, in line with our strategy, further extends our charter coverage. Following this fixture, total gross revenue backlog for the fixed charter period of operating vessels, from June 30, 2018, stands at about $211 million, increasing to about $225 million when adding the 50% of our joint venture vessels.”

Following the abovementioned time charters, the Company’s projected charter coverage is as follows:

Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2018	100%	100%
2019	92%	93%
2020	91%	92%
2021	53%	51%
2022	14%	12%
2023	8%	7%
2024	2%	2%

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org